QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption
Under Rule U-3A-2 from the Provisions of the
Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

CONSOLIDATED EDISON, INC.

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.
Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

        Consolidated Edison, Inc. ("Claimant") is a corporation organized and existing under the laws of the State of New York. Claimant is a holding company, which acquires and hold securities of other corporations. Claimant's principal place of business is 4 Irving Place, New York, New York 10003. Claimant has the following subsidiaries:

A. Consolidated Edison Company of New York, Inc. ("Con Edison") is a public utility organized and existing as a corporation under the laws of the State of New York. Con Edison supplies electric service in all of New York City (except part of Queens) and most of Westchester County, New York, an approximately 660 square mile service area with a population of more than 8 million. It also supplies gas in Manhattan, The Bronx and parts of Queens and Westchester, and steam in part of Manhattan. All of Con Edison's Common Stock is held by Claimant. Con Edison's principal place of business is 4 Irving Place, New York, N.Y. 10003. Con Edison has the following subsidiaries:

        1.    Davids Island Development Corp. ("DIDCO") is organized and existing as a corporation under the laws of the State of New York. It owns real property, acquired as a possible site for an electric generating plant, in Dutchess and Columbia Counties in New York State. It is in the process of disposing of the property. It is a wholly-owned subsidiary of Con Edison. Its principal place of business is 4 Irving Place, New York, N.Y. 10003.

        2.    D.C.K. Management Corp. ("DCK") is a corporation organized and existing as a corporation under the laws of the State of New York. It owns real property in the City of New York. It is a wholly-owned subsidiary of Con Edison. Its principal place of business is 4 Irving Place New York, N.Y. 10003.

        3.    Honeoye Storage Corporation ("Honeoye") a corporation organized and existing under the laws of the State of New York. It was incorporated to own and operate a gas storage facility in upstate New York. It is 28.81 percent owned by Con Edison.

        4.    Steam House Leasing LLC ("SHL"), a Delaware limited liability company, a wholly owned subsidiary of Con Edison that leases a steam generating plant that produces steam for Con Edison's steam distribution business. Its principal place of business is 4 Irving Place New York, N.Y. 10003.

B. Orange and Rockland Utilities, Inc. ("O&R") is a public utility organized and existing as a corporation under the laws of New York. O&R provides service to over 200,000 electric and almost 120,000 gas customers in New York in a service area covering all of Rockland County, most of Orange County, and part of Sullivan County. All of O&R's Common Stock is held by Claimant. O&R's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965. O&R has the following subsidiaries:

        1.    Rockland Electric Company ("RECO") is a public utility organized and existing as a corporation under the laws of a New Jersey. RECO supplies electric service to about 70,000 customers in New Jersey in the northern parts of Bergen and Passaic Counties and small areas in northern Sussex County. All of RECO's Common Stock is held by O&R. RECO's principal place of business is 82 East Allendale Avenue, Saddle River, N. J. 07458. RECO has the following subsidiaries:

          a.    Enserve Holdings, Inc. ("Enserve"), a wholly-owned subsidiary of RECO, organized and existing as a corporation under the laws of Delaware. All of Enserve's Common Stock is held by RECO. Enserve is currently inactive. Enserve's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965.

        2.    Pike County Light & Power Company ("Pike"), a public utility organized and existing as a corporation under the laws of Pennsylvania. Pike supplies electricity to about 4,200 customers and gas to about 1,000 customers in the northeastern corner of Pike County, Pennsylvania. All of Pike's Common Stock is held by O&R. Pike's principal place of business is 219 1/2 Broad Street, Milford, Pennsylvania 18337.

        3.    Clove Development Corporation ("Clove") is an inactive real estate sales company, organized and existing as a corporation under the laws of New York. Clove no longer owns any real estate; its sole assets are cash and mortgage receivables. All of Clove's common stock is held by O&R. Clove's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965.

        4.    O&R Development, Inc. ("ORDEVCO"), commercial real estate development company, organized and existing as a corporation under the laws of Delaware, whose principal asset is land located at the Interchange Commerce Center in Harriman, New York. All of ORDEVCO's common stock is held by O&R. ORDEVCO's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965.

C. Consolidated Edison Solutions, Inc. ("CES") is organized and existing as a corporation under the laws of the State of New York. It is in the business of providing wholesale and retail energy and related services. It is a wholly-owned subsidiary of Claimant. Its principal place of business is 701 Westchester Avenue, Suite 300 East, White Plains, N.Y. 10604. CES has the following subsidiaries:

        1.    CES/AEI/OLF Cogeneration L.L.C. ("CAO"), a New York limited liability company in which CES has a 50% interest. CAO was formed to own, operate, and maintain a distributed generation facility located in Bronx, New York. CAO's principal place of business is c/o Consolidated Edison Solutions, Inc., 701 Westchester Avenue, Suite 300 East, White Plains, New York, 10604.

D. Consolidated Edison Development, Inc. ("CEDI") is organized and existing as a corporation under the laws of New York. It is in the business of investing in foreign and domestic energy and other infrastructure projects and marketing of Con Edison's technical services. It is a wholly-owned subsidiary of Claimant. Its principal place of business is 111 Broadway, 16th Floor, New York, N.Y. 10006. CEDI has the following subsidiaries:

        1.    Con Edison Development Guatemala, Ltd. ("CEDG") a corporation organized and existing under the laws of the Cayman Islands. It is in the business of investing in energy projects in Central America. It is a wholly-owned subsidiary of CEDI. Its principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. CEDG has the following subsidiary:

          a.    Energy Finance Partners of Central America ("EPCA") is a limited partnership organized and existing under the laws of the Cayman Islands. It was organized to invest in an electric power project in Guatemala. CEDG owns an approximately 99.99% interest in EPCA. EPCA's principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. EPCA has the following subsidiary

            (i)    EPCA has a 49% interest in Generadora Electrica del Norte, Limitada, ("GENOR") a foreign utility company. See Item 4, below.

        2.    Consolidated Edison Leasing, Inc. ("CEL"), a corporation organized and existing under the laws of Delaware. CEL is a wholly-owned subsidiary of CEDI which has an investment in a leveraged lease transaction. CEL's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

        3.    Con Edison Leasing, LLC. ("CELLLC"), a limited liability company organized and existing under the laws of Delaware. CELLLC is a wholly-owned subsidiary of CEDI which has an investment in a leveraged lease transaction. CELLLC's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

        4.    CED Ada, Inc. ("CEDA"), a corporation organized and existing under the laws of the state of Delaware. CEDA, a wholly-owned subsidiary of CEDI, was organized to invest in a power plant in Michigan. CEDA's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CEDA has the following subsidiary:

          a.    CED/DELTA Ada, LLC. ("CDA"), a limited liability company organized and existing under the laws of Delaware. CEDA owns an approximate 96 percent interest in CDA. CDA's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CDA has the following subsidiary:

            (i)    CDA owns a 49.5 percent limited partnership interest and a 0.5 percent general partnership interest in Ada Cogeneration Limited Partnership ("ACLP") which owns a 30 megawatt gas-fired qualifying cogeneration facility under the Public Utility Regulatory Policy Act of 1977 in Ada, Michigan.

        5.    CED/SCS Newington, LLC ("CED/SCS"), a Delaware limited liability company, approximately 95% of which is owned by CEDI. CED/SCS's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CED/SCS has the following subsidiary:

          a.    Newington Energy, LLC ("NELLC") a Delaware limited liability company wholly-owned by CED/SCS. NELLC operates a 525 MW electric generating facility in Newington, New Hampshire, which qualifies as an exempt wholesale generator ("EWG"). See Item 4. NELLC's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006

        6.    CED Generation Holding Company, LLC, a Delaware limited liability company ("CED Holding") wholly-owned by CEDI. CED Holding's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CED Holding has the following subsidiaries:

          a.    CED Management Company, Inc., a Delaware corporation ("CED Management") wholly-owned by CED Holding. CED Management owns 1% of CED Operating. CED Management's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

          b.    CED Operating Company, L.P., a Delaware limited partnership ("CED Operating") in which CED Holding owns a 99% limited partners interest. CED Management owns a 1% partners interest in CED Operating and serves as its general partner. CED Operating provides operating and administrative services to Lakewood Cogeneration, L.P., a Delaware limited partnership ("Lakewood Cogen"), which owns a 236MW power plant located in Lakewood New Jersey. CED Operating's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

          c.    CED-Lakewood, Inc., a New York corporation ("CEDL") wholly-owned by CED Holding, which in turn owns 100% of CED Generation Lakewood Company, a Delaware corporation ("CGLC"). CEDL and CGLC each owns a 1% general partners interest in Lakewood Cogen. CEDL and CGLC's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006 principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

          d.    Lakewood Cogen, in which CED Holding has a 78% limited partner interest and CEDL and CGLC each owns a 1% general partner interest. Lakewood owns a 236 MW power plant located in Lakewood, New Jersey. Lakewood Cogen's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. Lakewood is an EWG. See Item 4.

        7.    Ocean Peaking Power, L.L.C., a Delaware limited liability company ("OPP"). OPP was formed in connection with the development of a 333 MW peaking power plant located on the site of the Lakewood generating plant. OPP's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

        8.    Consolidated Edison Energy Massachusetts, Inc. ("CEEMI"), a corporation organized and existing under the laws of Delaware, wholly-owned by CEDI. CEEMI was established for the purpose of owning and operating 290 MW of generation facilities acquired from Western Massachusetts Electric Company. CEEMI's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. See Item 4.

        9.    CEDST, LLC ("CEDST"), a Delaware limited liability company, wholly-owned by CEDI. CEDST's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CEDST has the following subsidiary:

          a.    CED 42, LLC ("CED42"), a Delaware limited liability company, wholly-owned by CEDST. CED42 and CEDST were formed to invest in a low-income housing transaction, which will generate tax credits under Section 42 of the Internal Revenue Code of 1986, as amended. CED42's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006

        10.  CED Rock Springs, Inc. ("CEDRS"), a corporation organized and existing under the laws of Delaware, wholly-owned by CEDI. CEDRS was formed in connection with the development of a 333 MW electric generating facility to be located in Rock Springs, Maryland. CEDRS' principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

        11.  Con Edison Development Acquisition and Finance, Ltd. ("CEDAF") a corporation organized under the laws of the Cayman Islands, wholly-owned by CEDI. CEDAF owns a ..01% interest in EPCA. CEDAF's principal place of business is Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands British West Indies. CEDAF has the following subsidiary:

          a.    Termopuerto Holdings, Ltd. (formerly Con Edison El Salvador One, Ltd ("THL"), a corporation organized under the laws of the Cayman Islands, wholly-owned by CEDAF. THL was organized in connection with a potential investment in El Salvador, which was never made. THL's' principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands British West Indies. THL has the following subsidiary:

            (i)    Termopuerto Limitada de C.V. ("TLC"), an entity organized under the laws of El Salvador, which is owned 99.95% by THL. TLC was to be the operating company for a potential investment in El Salvador which was never made. TLC's principal place of business is 79 Av. Norte, Calle Poniente 4051, San Salvador, El Salvador.

E. Consolidated Edison Energy, Inc. ("CEEI"), a corporation organized and existing under the laws of the State of New York. CEEI is an energy trading company that markets specialized energy supply services to wholesale customers. CEEI is a wholly-owned subsidiary of Claimant. CEEI's principal place of business is 701 Westchester Avenue, Suite 201 West, White Plains, N.Y. 10604.

F. Consolidated Edison Communications Holding Company, Inc. ("CEC Holding") is organized and existing as a corporation under the laws of New York. Its principal place of business is 55 Broad Street, New York, N.Y. 10004. CEC Holding has the following subsidiaries:

        1.    CEC Holding Member, Inc., ("CEC Member") a corporation organized and existing under the laws of New York, wholly-owned by CEC Holding. CEC Member is the non-managing member of CECLLC. Its principal place of business is 55 Broad Street, New York, N.Y. 10004.

        2.    Con Edison Communications, Inc. ("CECI") a corporation organized and existing under the laws of New York, wholly-owned by CEC Holding. CECI is the managing member of CECLLC. Its principal place of business is 55 Broad Street, New York, N.Y. 10004.

        3.    Con Edison Communications, LLC ("CECLLC"), a limited liability company organized and existing under the laws of the State of New York. CECLLC owns, leases, operates or invests in facilities used for telecommunications or otherwise competes in the telecommunications industry. CEC Member has a 99% interest and CECI has a 1% interest in CECLLC. Its principal place of business is 55 Broad Street, New York, N.Y. 10004. CECLLC has the following subsidiary:

          a.    Consolidated Edison Communications of Virginia, Inc. ("CECOV"), a corporation organized and existing under the laws of Virginia. CECOV, which is wholly-owned by CECLLC, was formed to own, lease, operate or invest in facilities used for telecommunications or otherwise compete in the telecommunications industry within the Commonwealth of Virginia. To date, no telecommunications activities have occurred within Virginia. CECOV's principal place of business is 55 Broad Street, New York, N.Y. 10004.

G. Consolidated Edison, Inc. (originally incorporated as CWB Holdings, Inc.), a corporation organized and existing under the laws of Delaware and wholly-owned by Claimant which owns a 99% interest in each of N Acquisition LLC and X Holding LLC, each of which is a limited liability company organized and existing under the laws of Massachusetts. N Acquisition LLC owns the remaining 1% interest in X Holding LLC and X Holding LLC owns the remaining 1% interest in N Acquisition LLC. These entities were established in connection with Claimant's October 1999 agreement to acquire Northeast Utilities and are collectively referred to herein as the "Merger Subs." The Merger Subs' principal place of business is c/o Consolidated Edison, Inc., 4 Irving Place, New York, N.Y. 10003.

        2.    A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

See Item 2 of Claimant's Annual Report on Form 10-K for the year ended December 31, 2002 (which information is incorporated herein by reference).

        3.    The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

  (a)
  Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

	Electric (kwhrs) Retail	Electric (kwhrs) Wholesale	Gas (Dth) Retail
Claimant	None	None	None
Con Edison	31,773,296,000	17,557,000	261,759,200
O&R	2,712,033,931	None	43,161,279
RECO	1,542,343,945	None	N/A
Pike	65,160,514	None	132,149

  (b)
  Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

	Electric (kwhrs)	Gas (Dth)
Claimant	None	None
Con Edison	None	None
O&R	None	None
RECO	None	N/A
Pike	None	None
  (c)
  Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

	Electric (kwhrs)		Gas (Dth)
Claimant	None		None
Con Edison	18,400,000		7,173,597	*
O&R	None	**	1,905,756	**
RECO	None		N/A
Pike	None		None

    *
    Includes gas sold to energy service companies at the pipeline metering facilities in New York.

    **
    Excludes energy purchased sold to RECO or Pike.

  (d)
  Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

	Electric (kwhrs)		Gas (Dth)
Claimant	None		None
Con Edison	166,245,000		305,052,628	*
O&R	None			*
RECO	408,314,702	**	N/A
Pike	72,445,461	**		**

    *
    Includes gas purchased from energy service companies operating in New York pursuant to balancing obligations and gas purchased at the pipeline's metering facilities in New York. Gas is purchased jointly for Con Edison and O&R with costs allocated based upon throughput and other factors.

    **
    RECO and Pike purchase energy from O&R at state line.

        4.    The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

    (a)
    Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      Generadora Electrica del Norte, Limitada ("GENOR") is a foreign utility company, organized and existing as a Sociedad de Responsabilidad Limitada under the laws of Guatemala. GENOR owns and operates a 42 megawatt electric generating facility in the city of Puerto Barrios, Department of Izabel, Republic of Guatemala. Electric energy generated by the facility is sold to industrial and wholesale customers in Guatemala and El Salvador. See Item 1.D.1. The company's principal place of business is Edificio Murano Center, Oficina 1001, 14 Calle 3-51, Zona 10, Guatemal City, Guatemala, CA 01010.

      NELLC operates a 525 MW electric generating facility in Newington, New Hampshire, which qualifies as an EWG. See Item 1.D.5. The company's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

      CEEMI owns and operates 281 MW of generation facilities, most of which was acquired from Western Massachusetts Electric Company. See Item 1.D.8. CEEMI's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

      Lakewood Cogen owns a 236 MW power plant located in Lakewood, New Jersey. See Item 1. D.6. Lakewood Cogen's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

    (b)
    Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      Claimant owns 100% of CEDI. CEDI owns 100% of CEDG, which owns 99.99% of EPCA. CEDI owns 100% of CEDAF, which owns 0.01% of EPCA. EPCA owns 49% of GENOR.

      Claimant owns 100% of CEDI, which owns 95% of CED/SCS, which owns 100% of NELLC.

      Claimant owns 100% of CEDI, which owns 100% of CEEMI.

      Claimant owns 100% of CEDI, which owns 100% of CED Holding, which owns 80% of Lakewood Cogen (78% directly and 2% indirectly through 100% ownership in CEDL and CGLC which own 1% each).

    (c)
    Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

      At December 31, 2002, Claimant, directly or indirectly, had capital invested, including loans, in GENOR, NELLC, CEEMI and Lakewood Cogen of $11.8 million, $2.6 million, $102.3 million and $98.6 million, respectively. Claimant's investment in GENOR is in the form of an Aportaciones de Capital interest (similar to a limited liability company interest). Claimant's investment in NELLC is in the form of a limited liability company investment. Claimant's investment in CEEMI is that of a stockholder. Claimant's investment in Lakewood Cogen is in the form of a limited partnership interest.

      NELLC entered into an operating lease arrangement with a limited partnership (Lessor) to finance the purchase, installation, assembly and construction of a 525 MW gas-fired electric generating facility in Newington, New Hampshire (Newington Project). See Note S to Claimant's financial statements in Item 8 of Claimant's Annual Report on Form 10-K for the year ended December 31, 2002 (which information is incorporated herein by reference).

      CEDI issued a standby/documentary letter of credit relating to the operations of Lakewood Cogen. This letter of credit which is payable on demand, collateralizes the company's obligations to third parties and is irrevocable and non-renewable. The outstanding letter of credit as of December 31, 2002 was $7 million.

      CEDG has issued a guarantee to support certain obligations relating to the operations of the GENOR project. This guarantee has a maximum amount that cannot exceed $2.0 million, is payable on demand, and supports GENOR's obligations to a third party.

    (d)
    Capitalization and earnings of the EWG or foreign utility company during the reporting period.

      GENOR's capitalization was $38.8 million at September 30, 2002 and it had net loss of $626,100 for the twelve months ended September 30, 2002. Claimant does not have more recent such information.

      NELLC's capitalization was $2.6 million at December 31, 2002 and it had net loss of $127,400 for the year then ended.

      CEEMI's capitalization was $102.3 million at December 31, 2002 and it had net loss of $7.5 million for the year then ended.

      Lakewood Cogen's capitalization was $187.5 million at December 31, 2002 and it had net income of $8.1 million for the year then ended.

    (e)
    Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

      CEEI markets electricity generated by, and provides services to, CEEMI, NELLC and CEDI. The fees and revenues from such arrangements are not material to Claimant.

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The consolidating financial statements are attached hereto as Exhibit A.

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

An organization chart is attached hereto as Exhibit B.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February 2003.

CONSOLIDATED EDISON, INC.
By:	/s/ EDWARD J. RASMUSSEN
Edward J. Rasmussen Vice President and Controller

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Peter J. Barrett
Assistant General Counsel
Consolidated Edison Company of New York, Inc.
4 Irving Place
New York, N.Y. 10003

CEI Consolidating Balance Sheet

December 31, 2002

	CEI	CECONY	ORU	Communications	Development	Energy	Solutions	Consolidation Entries	CEI Eliminations	Consolidated Edison, Inc.
Utility Plant
Utility Plant	—	15,148,693,985.95	1,152,036,318.25	—	—	—	—	—	—	16,300,730,304.20
Accumulated Depreciation	—	(4,264,143,749.19)	(405,604,183.56)	—	—	—	—	—	—	(4,669,747,932.75)
Construction Work In Progress	—	965,629,068.04	23,032,629.49	—	—	—	—	—	—	988,661,697.53

Net Utility Plant	—	11,850,179,304.80	769,464,764.18	—	—	—	—	—	—	12,619,644,068.98

Non-Utility Plant
Unregulated Generating Assets, Less Accumulated Depreciation	—	—	—	—	221,016,405.20	—	—	877,606.64	—	221,894,011.84
Non-Utility Property Less Accumulated Depreciation	—	34,775,129.10	2,541,257.48	93,785,988.10	312,406.22	1,692,552.19	6,223,599.89	685,721.73	—	140,016,654.71
Non-Utility Property, Work in Progress	—	—	—	29,392,721.59	305,524,235.38	—	—	12,702,873.97	—	347,619,830.94
Non-Utility Plant	—	34,775,129.10	2,541,257.48	123,178,709.69	526,853,046.80	1,692,552.19	6,223,599.89	14,266,202.34	—	709,530,497.49
Current Assets
Cash and Temporary Investments	244,071.60	88,081,356.53	2,541,852.23	(1,809,998.08)	21,432,126.37	8,045,278.51	(677,178.40)	—	—	117,857,508.76
Restricted Cash	—	—	—	—	14,579,305.46	—	—	—	—	14,579,305.46
Funds Held For the Redemption of Long-Term Debt	—	275,120,536.10	—	—	—	—	—	—	—	275,120,536.10
Customer Accounts Receivable Less Allowance for Uncollectible	—	602,376,000.11	53,714,950.70	1,796,799.52	—	—	25,100,994.45	—	—	682,988,744.78
Other Accounts Receivable Less Allowance for Uncollectible	(6,057,334.35)	83,794,894.13	3,928,571.04	276,080.31	12,422,254.72	73,008,759.58	1,830,085.07	—	—	169,203,310.50
Receivable from Associated Companies	4,454,487.87	24,964,427.72	—	(1,926.23)	18,635,850.56	23,414,835.50	20,199,115.42	—	(91,666,790.84)	—
Accrued Unbilled Revenue	—	—	20,427,661.17	—	—	—	33,681,248.82	—	—	54,108,909.99
Fuel, at Average Cost	—	18,075,771.78	—	—	4,669,529.44	—	—	—	—	22,745,301.22
Natural Gas In Storage	—	63,065,436.52	15,702,860.69	—	—	—	1,751,375.15	—	—	80,519,672.36
Materials and Supplies, At Average Cost	—	83,368,027.08	5,757,666.54	—	3,059,932.97	—	—	—	—	92,185,626.59
Prepayments	—	55,673,115.06	11,882,526.97	536,160.28	3,046,821.76	980,577.94	555,163.09	—	—	72,674,365.10
Special Deposits	—	39,146,256.77	7,000.00	—	—	—	—	—	—	39,153,256.77
Other Current and Accrued Assets	1,241.42	14,908,772.74	9,171,682.00	86,020.00	—	52,314,871.22	31,411,883.19	—	(21,931,247.00)	85,963,223.57

Current Assets	(1,357,533.46)	1,348,574,594.54	123,134,771.34	883,135.80	77,845,821.28	157,764,322.75	113,852,686.79	—	(113,598,037.84)	1,707,099,761.20

Other Investments
Other Investments — Other	6,969,102.62	3,449,405.20	—	1.00	221,635,858.87	—	3,409,523.65	—	—	235,463,891.34
Investment in Subsidiaries	6,993,909,047.44	—	—	—	—	—	—	—	(6,993,909,047.43)	0.01

Other Investments	7,000,878,150.06	3,449,405.20	(0.00)	1.00	221,635,858.87	—	3,409,523.65	—	(6,993,909,047.43)	235,463,891.35

Deferred Charges, Regulatory Assets and Noncurrent Assets
Goodwill	409,404,213.00	—	—	—	—	—	—	(3,602,672.94)	—	405,801,540.06
Intangible Assets	—	—	—	—	82,022,906.58	—	—	—	—	82,022,906.58
Accrued Pension Credits	—	1,024,243,505.93	—	—	—	—	—	—	—	1,024,243,505.93
Regulatory Assets:
Regulatory Asset—Future Federal Income Taxes	—	627,891,262.00	39,367,908.45	—	—	—	—	—	—	667,259,170.45
Recoverable Energy Costs	—	223,507,202.75	98,743,588.14	—	—	—	—	—	—	322,250,790.89
Loss on Indian Point Sale	—	127,230,523.05	—	—	—	—	—	—	—	127,230,523.05
Real Estate Sale Cost—First Avenue Properties	—	134,353,163.13	—	—	—	—	—	—	—	134,353,163.13
Deferred Special Retirement Program Costs	—	37,643,726.82	46,328,021.20	—	—	—	—	—	—	83,971,748.02
Deferred Environmental Remediation Costs	—	52,340,419.78	30,761,959.01	—	—	—	—	—	—	83,102,378.79
Accrued Unbilled Revenue	—	43,594,000.00	—	—	—	—	—	—	—	43,594,000.00
Worker's Compensation Reserve	—	54,265,816.36	1,600,000.00	—	—	—	—	—	—	55,865,816.36
Divesture—Capacity Replacement Reconciliation	—	28,850,000.00	—	—	—	—	—	—	—	28,850,000.00
Deferred Revenue Taxes	—	72,269,648.81	5,870,832.82	—	—	—	—	—	—	78,140,481.63
World Trade Center Incident	—	62,856,436.19	—	—	—	—	—	—	—	62,856,436.19
Public Liability Reserve	—	37,700,000.00	—	—	—	—	—	—	—	37,700,000.00
Other Regulatory Assets	—	89,915,187.02	25,199,948.13	—	—	—	—	—	—	115,115,135.15

Total Regulatory Assets	—	1,592,417,385.91	247,872,257.75	—	—	—	—	—	—	1,840,289,643.66

Other Deferred Charges and Noncurrent Assets	10,237,168.00	164,380,142.85	18,248,184.62	—	1,560,898.66	427,699.00	1,360,321.07	—	—	196,214,414.20

Deferred Charges, Regulatory Assets and Noncurrent Assets	419,641,381.00	2,781,041,034.69	266,120,442.37	—	83,583,805.24	427,699.00	1,360,321.07	(3,602,672.94)	—	3,548,572,010.43

Total Assets	7,419,161,997.60	16,018,019,468.33	1,161,261,235.37	124,061,846.49	909,918,532.19	159,884,573.94	124,846,131.40	10,663,529.40	(7,107,507,085.27)	18,820,310,229.45

Common Stockholder's Equity
Common Stock Issued	23,714,363.30	588,720,235.00	5,000.00	5,000,000.00	20,000.00	10.00	20,000.00	—	(593,765,245.00)	23,714,363.30
Other Paid-in Capital, Premium on Common Stock	1,513,202,876.25	879,678,115.74	194,498,789.81	149,250,610.00	559,379,936.66	15,000,000.00	78,180,000.00	—	(1,875,987,452.17)	1,513,202,876.29
Gain on Resale or Cancellation of Reacquired Capital Stock	—	13,943,328.01	—	—	—	—	—	—	—	13,943,328.01
Accumulated Other Comprehensive Income	—	(5,513,859.59)	(14,965,621.73)	—	(5,694,502.87)	—	12,546,722.00	—	(0.12)	(13,627,262.31)
Capital Stock Expense—Common Stock	(31,755,003.79)	(31,755,003.79)	—	—	—	—	—	—	31,755,003.79	(31,755,003.79)
Capital Stock Expense—Preferred Stock	—	(3,595,124.63)	—	—	—	—	—	—	—	(3,595,124.63)
Treasury Stock	(39,149,051.52)	(962,092,491.50)	—	—	—	—	—	—	—	(1,001,241,543.02)
Retained Earnings	5,409,773,518.47	4,411,101,982.91	168,688,854.58	(40,590,590.25)	34,327,061.48	10,327,408.28	(27,943,363.86)	10,663,529.40	(4,555,911,353.92)	5,420,437,047.08

Common Shareholder's Equity	6,875,786,702.71	4,890,487,182.15	348,227,022.66	113,660,019.75	588,032,495.27	25,327,418.28	62,803,358.14	10,663,529.40	(6,993,909,047.42)	5,921,078,680.93

Preferred Stock	—	212,562,527.00	—	—	—	—	—	—	—	212,562,527.00
Long-Term Debt	325,000,000.00	5,419,762,213.00	302,200,000.00	—	148,519,180.15	—	—	—	—	6,195,481,393.15
Unamortized Premium (Discount)	—	(25,741,063.59)	(1,310,201.83)	—	—	—	—	—	—	(27,051,265.42)

Capital	7,200,786,702.71	10,497,070,858.56	649,116,820.83	113,660,019.75	736,551,675.42	25,327,418.28	62,803,358.14	10,663,529.40	(6,993,909,047.42)	12,302,071,335.66

Noncurrent Liabilities
Minority Interest in Consolidated Subsidiaries	—	—	—	—	8,906,617.03	—	—	—	—	8,906,617.03
Obligations Under Capital Leases	—	38,487,000.00	—	—	—	—	—	—	—	38,487,000.00
Accumulated Provision for Injuries and Damages	—	188,097,144.09	9,385,828.95	—	—	—	—	—	—	197,482,973.04
Pension and Benefits Reserve	—	107,626,695.00	98,373,483.79	—	—	—	—	—	—	206,000,178.79
Superfund and Other Environmental Costs	—	107,520,623.30	35,278,730.41	—	—	—	—	—	—	142,799,353.71
Other Noncurrent Liabilities	—	9,305,317.44	25,662,397.19	1,000,000.00	11,760,044.75	337,791.00	622,648.00	—	—	48,688,198.38

Noncurrent Liabilities	—	451,036,779.83	168,700,440.34	1,000,000.00	20,666,661.78	337,791.00	622,648.00	—	—	642,364,320.95

Current Liabilities
Long-Term Debt Due Within One Year	—	425,000,000.00	35,000,000.00	—	12,631,000.00	—	—	—	—	472,631,000.00
Notes Payable	160,579,892.39	—	1,000,000.00	—	100,000.00	—	—	—	—	161,679,892.39
Accounts Payable	3,692,260.68	743,174,838.31	60,516,605.72	440,321.13	13,560,586.70	63,938,500.62	35,190,956.99	—	(1,927,062.35)	918,587,007.80
Accounts Payable to Associated Companies	45,502,582.98	19,391,106.37	3,476,421.74	1,557,212.17	1,327,645.13	10,719,103.01	1,575,404.10	—	(83,549,475.50)	—
Customer Deposits	—	208,718,337.76	12,757,662.96	—	—	—	—	—	—	221,476,000.72
Accrued Taxes	(1,672,666.81)	92,663,038.28	1,046,768.54	626,037.00	918,155.63	875,988.12	5,978,336.94	—	—	100,435,657.70
Interest Accrued	5,825,173.63	79,946,007.64	7,993,973.74	—	—	—	—	—	—	93,765,155.01
Other Current Liabilities	8,059,089.51	265,752,738.33	8,776,472.87	5,333,432.00	10,020,920.61	59,548,386.45	9,060,178.33	—	(28,121,500.00)	338,429,718.10

Current Liabilities	221,986,332.38	1,834,646,066.69	130,567,905.57	7,957,002.30	38,558,308.07	135,081,978.20	51,804,876.36	—	(113,598,037.85)	2,307,004,431.72

Deferred Credits and Regulatory Liabilities
Accumulated Deferred Federal Income Tax	(3,612,929.00)	1,694,447,030.59	94,391,279.22	—	114,141,886.92	(862,613.54)	9,615,248.90	—	—	1,908,119,903.09
Deferred Tax Liability—Future Federal Income Tax	—	627,891,262.00	39,388,015.00	247,028.35	—	—	—	—	—	667,526,305.35
Accumulated Deferred Investment Tax Credits	—	105,809,000.00	5,950,567.00	—	—	—	—	—	—	111,759,567.00
Regulatory Liabilities:
NYSIO Refund for True-Up Adjustments	—	106,907,544.47	—	—	—	—	—	—	—	106,907,544.47
Income Tax—WTC	—	78,786,628.00	—	—	—	—	—	—	—	78,786,628.00
Gain on Divesture	—	37,877,136.04	4,529,644.52	—	—	—	—	—	—	42,406,780.56
Deposit from Sale of First Avenue Properties	—	50,000,000.00	—	—	—	—	—	—	—	50,000,000.00
Refundable Energy Costs	—	—	43,651,155.70	—	—	—	—	—	—	43,651,155.70
Accrued Electric Rate Reduction	—	38,017,845.00	—	—	—	—	—	—	—	38,017,845.00
DC Service Incentive	—	35,292,794.09	—	—	—	—	—	—	—	35,292,794.09
Transmission Congestion Contracts	—	124,809,132.37	—	—	—	—	—	—	—	124,809,132.37
Gas Rate Plan—WTC Recovery	—	36,318,898.76	—	—	—	—	—	—	—	36,318,898.76
Excess Earnings	—	40,000,000.00	—	—	—	—	—	—	—	40,000,000.00
Other Regulatory Liabilities	1,891.51	259,108,491.93	22,269,904.85	898,534.95	—	—	—	—	—	282,278,823.24

Total Regulatory Liabilities	1,891.51	807,118,470.66	70,450,705.07	898,534.95	—	—	—	—	—	878,469,602.19

Other Deferred Credits	—	—	2,695,502.34	299,261.14	—	—	—	—	—	2,994,763.48

Other Deferred Credits and Regulatory Liabilities	1,891.51	807,118,470.66	73,146,207.41	1,197,796.09	—	—	—	—	—	881,464,365.67

Deferred Credits and Regulatory Liabilities	(3,611,037.49)	3,235,265,763.25	212,876,068.63	1,444,824.44	114,141,886.92	(862,613.54)	9,615,248.90	—	—	3,568,870,141.11

Total Capital and Liabilities	7,419,161,997.60	16,018,019,468.33	1,161,261,235.37	124,061,846.49	909,918,532.19	159,884,573.94	124,846,131.40	10,663,529.40	(7,107,507,085.27)	18,820,310,229.45

CEI Consolidating Income Statement

For The Year Ended December 31, 2002

	CEI	CECONY	ORU	Communications	Development	Energy	Solutions	Consolidation Entries	CEI Eliminations	Consolidated Edison, Inc.
Operating Revenues
Electric Revenues	—	5,775,199,444.39	475,461,865.52	—	—	—	—	—	234,515.05	6,250,895,824.96
Gas Revenues	—	1,044,717,299.59	158,837,647.99	—	—	—	—	—	478,187.01	1,204,033,134.59
Steam Operating Revenue	—	404,044,138.95	—	—	—	—	—	—	—	404,044,138.95
Non Utility Revenues	—	—	—	4,415,765.15	147,388,622.15	13,373,015.18	482,101,686.18	—	(24,391,742.83)	622,887,345.83

Operating Revenues	—	7,223,960,882.93	634,299,513.51	4,415,765.15	147,388,622.15	13,373,015.18	482,101,686.18	—	(23,679,040.77)	8,481,860,444.33

Operating Expenses
Purchased Power Exp	—	2,622,273,411.78	220,094,218.59	—	—	—	349,048,937.60	—	(11,022,511.05)	3,180,394,056.92
Fuel Exp	—	231,806,611.18	—	—	57,339,742.85	—	—	—	(405,195.44)	288,741,158.59
Gas Purchased for Resale	—	471,806,753.47	88,796,853.93	—	—	—	41,602,055.26	—	(5,599,288.61)	596,606,374.05
Other Operations Expense	—	751,663,972.73	115,896,110.29	25,430,789.58	28,716,038.84	7,371,273.34	40,468,958.51	—	(7,681,798.67)	961,865,344.62
Maintenance	—	360,638,734.12	26,648,602.08	—	—	—	—	—	—	387,287,336.20
Depreciation and Amortization Expenses	—	437,896,272.49	34,002,132.22	7,432,958.22	11,833,590.17	504,087.89	2,843,969.13	40,067.68	—	494,553,077.80
Taxes, Other Than Federal Income	142.00	1,039,426,843.00	52,397,339.02	757,527.14	3,799,847.09	4,477.92	17,819,036.85	—	—	1,114,205,213.02
Income Taxes	—	354,365,737.51	24,804,372.63	(11,617,199.55)	12,893,282.91	2,379,871.21	15,244,369.62	—	—	398,070,434.33

Operating Expenses	142.00	6,269,878,336.28	562,639,628.76	22,004,075.39	114,582,501.86	10,259,710.36	467,027,326.97	40,067.68	(24,708,793.77)	7,421,722,995.53

Operating Income	(142.00)	954,082,546.65	71,659,884.75	(17,588,310.24)	32,806,120.29	3,113,304.82	15,074,359.21	(40,067.68)	1,029,753.00	1,060,137,448.79

Other Income and Deductions
Investment Income	349,562.89	164,510.14	1,168,225.47	2,568.45	475,785.27	425,177.75	1,151,145.83	—	(1,290,290.64)	2,446,685.16
Allowance for Equity Funds Used During Construction	—	9,531,062.39	437,954.42	—	—	—	—	—	—	9,969,016.81
Other Income	(377,805.82)	42,154,244.80	144,888.52	—	—	20,868.12	6,067,847.87	—	—	48,010,043.49
Other Income—Intercompay	648,761,963.48	—	—	—	—	—	—	—	(648,761,963.87)	(0.39)
Income Deductions	3,976,430.84	8,918,466.34	732,748.14	4,869,028.33	1,609,139.05	—	—	—	—	20,105,812.70
Income Taxes—Non Operating	8,633,855.00	12,607,872.00	437,931.72	—	—	—	—	—	—	21,679,658.72

Other Income and Deductions	653,391,144.71	55,539,222.99	1,456,251.99	(4,866,459.88)	(1,133,353.78)	446,045.87	7,218,993.70	—	(650,052,254.51)	61,999,591.09

Interest Charges
Interest on Long Term Debt	17,406,097.30	344,848,961.06	21,217,635.91	—	15,063,400.30	—	—	(13,212,521.17)	—	385,323,573.40
Intercompany Interest	1,290,300.87	—	—	—	—	—	—	—	(1,290,290.64)	10.23
Other Interest Expense	2,924,545.42	51,357,849.05	7,302,128.21	59,017.58	—	61,610.97	372,389.12	(1,093,748.85)	—	60,983,791.50
Allowance for Borrowed Funds used During Construction	—	(4,424,835.92)	(300,006.15)	—	—	—	—	—	—	(4,724,842.07)

Net Interest Charges	21,620,943.59	391,781,974.19	28,219,757.97	59,017.58	15,063,400.30	61,610.97	372,389.12	(14,306,270.02)	(1,290,290.64)	441,582,533.06

Income Before Preferred Stock Dividends	631,770,059.12	617,839,795.45	44,896,378.77	(22,513,787.70)	16,609,366.21	3,497,739.72	21,920,963.79	14,266,202.34	(647,732,210.87)	680,554,506.82
Preferred Stock Dividend Requirements		(12,457,913.72)								(12,457,913.72)
Income Before Cumulative Effect of Changes in Accounting Principles	631,770,059.12	605,381,881.73	44,896,378.77	(22,513,787.70)	16,609,366.21	3,497,739.72	21,920,963.79	14,266,202.34	(647,732,210.87)	668,096,593.10
Cumulative Effect of Change on Accounting Principle	—	—	—	—	(20,181,694.48)	(1,878,638.00)	—	—	—	(22,060,332.48)

Net Income for Common Stock	631,770,059.12	605,381,881.73	44,896,378.77	(22,513,787.70)	(3,572,328.27)	1,619,101.72	21,920,963.79	14,266,202.34	(647,732,210.87)	646,036,260.62

Orange and Rockland Utilities Consolidating Balance Sheet
December 31, 2002

	Orange & Rockland Utilites	Rockland Electric Consolidated	Pike County Light and Power Company	CLOVE Development Corp.	ORDEVCO	Eliminations_ORU	Consolidated ORU
Utility Plant
Utility Plant	970,164,165.25	172,833,583.69	9,266,097.02	—	—	(227,527.71)	1,152,036,318.25
Accumulated Depreciation	(336,646,772.52)	(66,115,993.06)	(2,841,417.98)	—	—	—	(405,604,183.56)
CWIP	18,684,426.10	4,227,052.16	121,151.23	—	—	—	23,032,629.49

Net Utility Plant	652,201,818.83	110,944,642.79	6,545,830.27	—	—	(227,527.71)	769,464,764.18

Non-Utility Plant
Non-Utility Property Less Accumulated Depreciation	815.77	—	20,399.05	—	2,520,042.66	—	2,541,257.48

Non-Utility Plant	815.77	—	20,399.05	—	2,520,042.66	—	2,541,257.48

Current Assets
Cash and Temporary Investments	233,566.25	2,419,160.54	265,706.55	17,977,719.54	318,230.08	(18,672,530.73)	2,541,852.23
Customer Accounts Receivable Less Allowance for Uncollectible	44,690,274.99	8,384,791.67	639,884.04	—	—	—	53,714,950.70
Other Accounts Receivable Less Allowance for Uncollectible	3,499,077.40	352,556.18	79,237.43	—	2,869.93	(5,169.90)	3,928,571.04
Receivables from Associated Companies	7,855,249.97	1,265,840.31	10,730.39	—	356,583.00	(9,488,403.67)	—
Accrued Unbilled Revenue	16,163,016.75	3,785,718.72	478,925.70	—	—	—	20,427,661.17
Natural Gas in Storage	15,702,860.69	—	—	—	—	—	15,702,860.69
Materials and Supplies, At Average Cost	4,542,505.32	1,135,107.73	80,053.49	—	—	—	5,757,666.54
Prepayments	11,488,997.06	181,592.70	175,309.33	—	36,627.88	—	11,882,526.97
Special Deposits	1,000.00	6,000.00	—	—	—	—	7,000.00
Other Current and Accrued Assets	9,171,682.00	—	—	—	—	—	9,171,682.00

Current Assets	113,348,230.43	17,530,767.85	1,729,846.93	17,977,719.54	714,310.89	(28,166,104.30)	123,134,771.34

Other Investments

Other Investments	149,261,072.14	—	—	—	—	(149,261,072.14)	—

Deferred Charges, Regulatory Assets and Noncurrent Assets
Regulatory Asset:
Regulatory Asset—Future Federal Income Taxes	31,478,224.45	7,324,381.00	565,303.00	—	—	—	39,367,908.45
Recoverable Energy Costs	17,010,179.46	81,582,477.20	150,931.48	—	—	—	98,743,588.14
Deferred Special Retirement Program Costs	32,947,676.44	13,109,392.73	270,952.03	—	—	—	46,328,021.20
Deferred Environmental Remediation Costs	30,761,959.01	—	—	—	—	—	30,761,959.01
Workers's Compensation Reserve	—	—	—	—	—	—	1,600,000.00
Deferred Revenue Taxes	3,664,070.69	2,206,762.13	—	—	—	—	5,870,832.82
Other Regulatory Assets	10,931,671.65	15,835,281.25	32,995.23	—	—	—	25,199,948.13

Total Regulatory Assets	126,793,781.70	120,058,294.31	1,020,181.74	—	—	—	247,872,257.75

Other Deferred Charges and Noncurrent Assets	16,816,833.01	1,181,382.95	249,968.66	—	—	—	18,248,184.62

Deferred Charges, Regulatory Assets and Noncurrent Assets	143,610,614.71	121,239,677.26	1,270,150.40	—	—	—	266,120,442.37

Total Assets	1,058,422,551.88	249,715,087.90	9,566,226.65	17,977,719.54	3,234,353.55	(177,654,704.15)	1,161,261,235.37

Orange and Rockland Utilities Consolidating Balance Sheet
December 31, 2002

	Orange & Rockland Utilites	Rockland Electric Consolidated	Pike County Light and Power Company	CLOVE Development Corp.	ORDEVCO	Eliminations_ORU	Consolidated ORU
Common Shareholder's Equity
Common Stock Issued	5,000.00	11,200,000.00	137,000.00	25,000.00	2,550.00	(11,364,550.00)	5,000.00
Other Paid-in Capital, Premium on Common Stock	194,498,786.94	—	—	—	—	2.87	194,498,789.81
Accumulated Other Comprehensive Income	(14,965,621.73)	—	—	—	—	—	(14,965,621.73)
Capital Stock Expense—Common Stock	—	—	—	—	—	—	(0.00)
Retained Earnings	168,688,957.47	118,735,278.57	2,263,961.08	17,761,482.54	(636,672.46)	(138,124,152.62)	168,688,854.58

Common Shareholder's Equity	348,227,122.68	129,935,278.57	2,400,961.08	17,786,482.54	(634,122.46)	(149,488,699.75)	348,227,022.66

Long-Term Debt	279,000,000.00	20,000,000.00	3,200,000.00	—	—	—	302,200,000.00
Unamortized Premium (Discount)	(1,295,910.40)	(14,291.43)	—	—	—	—	(1,310,201.83)

Capital	625,931,212.28	149,920,987.14	5,600,961.08	17,786,482.54	(634,122.46)	(149,488,699.75)	649,116,820.83

Noncurrent Liabilities
Accumulated Provision for Injuries and Damages	9,315,828.95	70,000.00	—	—	—	—	9,385,828.95
Pension and Benefits Reserve	86,089,778.99	12,029,777.80	253,927.00	—	—	—	98,373,483.79
Superfund and Other Environment Costs	35,278,730.41	—	—	—	—	—	35,278,730.41
Other Noncurrent Liabilities	25,634,397.19	—	28,000.00	—	—	—	25,662,397.19

Noncurrent Liabilities	156,318,735.54	12,099,777.80	281,927.00	—	—	—	168,700,440.34

Current Liabilities
Long Term Debt Due Within One Year	35,000,000.00	—	—	—	—	—	35,000,000.00
Notes Payable	15,285,000.00	—	—	—	4,387,530.73	(18,672,530.73)	1,000,000.00
Accounts Payable	53,543,938.75	6,767,790.78	168,431.63	—	20,547.01	—	60,500,708.17
Accounts Payable From Associated Companies	4,803,561.29	6,565,082.87	1,420,841.80	196,307.00	—	(9,493,473.67)	3,492,319.29
Customer Deposits	10,552,268.41	2,073,187.50	132,207.05	—	—	—	12,757,662.96
Accrued Taxes	538,664.22	461,492.61	51,681.71	(5,070.00)	—	—	1,046,768.54
Interest Accrued	7,257,185.82	671,741.07	65,046.85	—	—	—	7,993,973.74
Other Current Liabilities	8,656,324.60	—	—	—	120,148.27	—	8,776,472.87

Current Liabilities	135,636,943.09	16,539,294.83	1,838,209.04	191,237.00	4,528,226.01	(28,166,004.40)	130,567,905.57

Deferred Credits and Regulatory Liabilities
Deferred Income Taxes	92,048,263.26	41,634,838.96	755,942.00	—	(659,750.00)	—	133,779,294.22
Accumulated Deferred Investment Tax Credits	4,404,937.00	1,499,908.00	45,722.00	—	—	—	5,950,567.00
Regulatory Liabilities	—	—	—
Gain on Divesture	4,464,164.97	65,479.55	—	—	—	—	4,529,644.52
Refundable Energy Costs	19,124,120.97	24,190,118.07	336,916.66	—	—	—	43,651,155.70
Pension and other Benefits	—	2,437,318.75	—	—	—	—	2,437,318.75
Competition Enhancement Funds	10,084,021.50	—	—	—	—	—	10,084,021.50
Other Regulatory Liabilities	7,856,140.32	1,307,181.31	585,242.97	—	—	—	9,748,564.60

Total Regulatory Liabilities	41,528,447.76	28,000,097.68	922,159.63	—	—	—	70,450,705.07

Other Deferred Credits	2,554,012.95	20,183.49	121,305.90	—	—	—	2,695,502.34

Deferred Credits and Regulatory Liabilities	140,535,660.97	71,155,028.13	1,845,129.53	—	(659,750.00)	—	212,876,068.63

Total Capital and Liabilities	1,058,422,551.88	249,715,087.90	9,566,226.65	17,977,719.54	3,234,353.55	(177,654,704.15)	1,161,261,235.37

Orange and Rockland Utilities Consolidating Income Statement
For the Year Ended December 31, 2002

	Orange & Rockland Utilites	Rockland Electric Consolidated	Pike County Light and Power Company	CLOVE Development Corp.	ORDEVCO	Eliminations_ORU	Consolidated ORU
Operating Revenues
Electric Operating Revenues	356,013,756.54	139,002,740.42	6,226,038.08	—	3,291.19	(25,783,960.71)	475,461,865.52
Gas Operating Revenues	159,418,204.58	—	1,053,348.98	—	—	(1,633,905.57)	158,837,647.99
Diversified Revenues	—	—	—	—	—	—	—

Total Operating Revenues	515,431,961.12	139,002,740.42	7,279,387.06	—	3,291.19	(27,417,866.28)	634,299,513.51

Operating Expenses
Purchased Power	164,635,380.90	72,663,398.33	3,746,410.07	—	—	(20,950,970.71)	220,094,218.59
Gas Purchase for Resale	88,714,728.13	—	845,684.87	—	—	(763,559.07)	88,796,853.93
Other Operations Expenses	93,183,150.34	26,693,950.55	1,534,175.49	1,364.99	186,805.42	(5,703,336.50)	115,896,110.29
Maintenance	22,238,149.65	4,264,883.13	169,709.90	(26,015.60)	1,875.00	—	26,648,602.08
Depreciation and Amortization	28,776,974.75	4,969,994.77	255,162.70	—	—	—	34,002,132.22
Taxes Other than Income	43,536,240.80	8,406,210.57	365,209.13	51,854.00	37,824.52	—	52,397,339.02
Income Taxes	17,982,626.11	6,680,296.00	61,053.52	220,345.00	(139,948.00)	—	24,804,372.63

Total Operating Expenses	459,067,250.68	123,678,733.35	6,977,405.68	247,548.39	86,556.94	(27,417,866.28)	562,639,628.76

Operating Income	56,364,710.44	15,324,007.07	301,981.38	(247,548.39)	(83,265.75)	0.00	71,659,884.75

Other Income and Deductions
Investment Income	463,628.99	697,759.65	386.61	670,110.50	19,194.64	(682,854.92)	1,168,225.47
AFDC—Other	388,336.98	49,617.44	—	—	—	—	437,954.42
Other Income	9,357,422.81	14,652.00	(921.60)	—	296,108.45	(9,522,373.14)	144,888.52
Income Deductions	(473,651.41)	(253,901.36)	(5,195.37)	—	—	—	(732,748.14)
Income Taxes-Non Operating	501,215.72	(66,093.00)	2,809.00	—	—	—	437,931.72

Other Income and Deductions	10,236,953.09	442,034.73	(2,921.36)	670,110.50	315,303.09	(10,205,228.06)	1,456,251.99

Interest Charges
Interest on Long Term Debt	19,346,073.86	1,630,843.92	240,718.13	—	—	—	21,217,635.91
Other Interest	2,628,276.53	4,942,383.06	12,161.20	—	402,162.34	(682,854.92)	7,302,128.21
Allowance for Borrowed Funds	(269,065.63)	(30,855.60)	(84.92)	—	—	—	(300,006.15)

Interest Expense	21,705,284.76	6,542,371.38	252,794.41	—	402,162.34	(682,854.92)	28,219,757.97

Net Income for Common Stock	44,896,378.77	9,223,670.42	46,265.61	422,562.11	(170,125.00)	(9,522,373.14)	44,896,378.77

Consolidated Edison Development, Inc.
Consolidating Balance Sheet
Per Consolidated Edison, Inc.
SEC filing Form U-3A-2
For The Period Ended December 31, 2002

	CEI Consolidated Edison Development, Inc Consolidated	Elimination	CED Holding	Con Edison Energy of Mass. Consolidated	Consolidated Edison Development Inc.	Consolidated Edison Leasing Consolidated	Consolidated Edison Guatemala, Ltd. Consolidated	Consolidated Edison Devep. Ada, Inc. Consolidated	Con Edison Leasing Inc Consolidated	Carson Acquisition, Inc	SCS/ Newington, LLC	GTM1 Energy, LLC	Consolidated CEDST, LLC Consolidated	CEEMI Expansion	Ocean Peaking Power	Rock Springs 1 & 2
Non-Utility Plant
Unregulated Generating Assets, Less Accumulated Depreciation	221,016,405.20	—	125,646,659.33	38,576,851.45	—	—	—	—	—	—	—	—	—	56,792,894.42	—	—
Non-Utility Property, Work in Progress	312,406.22	—	312,406.22	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-utility property less accumulated depreciation	305,524,235.38	(6,951,754.47)	—	47,435.55	29,692,040.90	—	—	—	—	—	—	—	—	—	140,649,801.60	142,096,711.80

Non-Utility Plant	526,853,046.80	(6,951,754.47)	125,646,659.33	38,624,287.00	30,004,447.12	—	—	—	—	—	—	—	—	56,792,894.42	140,649,801.60	142,086,711.80

Current Assets
Cash and Temporary Investments	21,432,126.37	—	3,076,685.21	1,018,361.18	5,702,027.44	—	2,685,923.85	—	—	—	2,067,300.83	—	—	1,387,211.90	2,667,074.68	2,827,541.28
Restricted Cash	14,579,305.46	—	14,579,305.46	—	—	—	—	—	—	—	—	—	—	—	—	—
Accounts receivable—other	12,422,254.72	(297,926,174.60)	7,240,489.74	1,260,409.84	188,519,255.91	46,680,714.50	—	—	41,115,343.93	—	8,557,214.90	—	9,085,502.00	1,049,788.94	2,314,184.44	4,525,525.12
Receivable From Associated Companies	18,635,850.56	—	—	—	18,635,850.56	—	—	—	—	—	—	—	—	—	—	—
Fuel, At Average Cost	4,669,529.44	—	1,234,603.48	978,793.75	—	—	—	—	—	—	2,446,742.10	—	—	—	9,390.11	—
Materials and Supplies, At Average Cost	3,059,932.97	—	—	3,059,932.97	—	—	—	—	—	—	—	—	—	—	—	—
Prepayments	3,046,821.76	—	430,482.93	555,162.44	1,067,442.76	—	—	—	—	—	969,675.51	—	—	24,058.12	—	—

Total Current Assets	77,845,821.28	(297,926,174.60)	26,561,566.82	6,872,660.18	213,924,576.67	46,680,714.50	2,685,923.85	—	41,115,343.93	—	14,040,933.34	—	9,085,502.00	2,461,058.96	4,990,649.23	7,353,066.40

Other Investments
Other Investments	221,635,858.87	(475,911,409.28)	—	—	480,362,715.97	88,697,898.08	11,808,027.55	10,297,060.71	98,089,462.84	—	—	—	8,292,103.00	—	—	—

Total Other Investments	221,635,858.87	(475,911,409.28)	—	—	480,362,715.97	88,697,898.08	11,808,027.55	10,297,060.71	98,089,462.84	—	—	—	8,292,103.00	—	—	—

Deferred Charges and NonCurrent Assets
Intangible Assets	82,022,906.58	—	82,022,906.58	—	—	—	—	—	—	—	—	—	—	—	—	—
Other Deferred Charges and NonCurrent Assets	1,560,898.66	—	1,509,573.66	—	51,325.00	—	—	—	—	—	—	—	—	—	—	—

Total Deferred Charges and NonCurrent Assets	83,583,805.24	—	83,532,480.24	—	51,325.00	—	—	—	—	—	—	—	—	—	—	—

TOTAL ASSETS	909,918,532.19	(780,789,338.35)	235,740,706.39	45,496,947.18	724,343,064.76	135,378,612.58	14,493,951.40	10,297,060.71	139,204,806.77	—	14,040,933.34	—	17,377,605.00	59,253,953.38	145,640,450.83	149,439,778.20

Consolidated Edison Development, Inc.
Consolidating Balance Sheet
Per Consolidated Edison, Inc.
SEC filing Form U-3A-2
For The Period Ended December 31, 2002

	CEI Consolidated Edison Development, Inc Consolidated	Elimination	CED Holding	Con Edison Energy of Mass. Consolidated	Consolidated Edison Development Inc.	Consolidated Edison Leasing Consolidated	Consolidated Edison Guatemala, Ltd. Consolidated	Consolidated Edison Devep. Ada, Inc. Consolidated	Con Edison Leasing Inc Consolidated	Carson Acquisition, Inc	SCS/ Newington, LLC	GTM1 Energy, LLC	Consolidated CEDST, LLC Consolidated	CEEMI Expansion	Ocean Peaking Power	Rock Springs 1 & 2
Common Stockholder's Equity
Common Stock Issued	20,000.00	(77,049,321.54)	77,049,201.54	100.00	20,000.00	20.00	—	—	—	—	—	—
Other Paid-in Capital, Premium on Common Stock	559,379,936.66	(311,370,081.00)	—	20,228,827.93	559,379,936.66	43,444,971.00	13,860,422.82	8,038,582.05	49,313,439.69	(3,014,194.01)	4,448.37	1,432,786.96	9,813,979.02	29,034,855.23	69,760,043.64	69,451,918.30
Accumulated other comprehensive income	(5,694,502.87)	—	(5,694,502.87)	—	—	—	—	—	—	—	—	—	—	—	—	—
Retained Earnings	34,327,061.48	(84,831,430.27)	(2,906,845.93)	(1,802,047.20)	53,114,745.74	28,715,046.47	371,592.94	1,703,913.97	28,863,616.92	3,014,304.91	2,368,496.82	(1,432,786.96)	1,350,906.89	(286,496.42)	1,786,115.93	4,297,927.67

Common Shareholder's Equity	588,032,495.28	(473,250,832.81)	68,447,852.74	18,426,880.73	612,514,682.40	72,160,037.47	14,232,015.76	9,742,496.02	78,177,056.61	110.90	2,372,945.19	—	11,164,885.91	28,748,358.81	71,546,159.57	73,749,845.97

Long-term Debt	148,519,180.15	(297,657,541.96)	141,385,001.00	25,125,601.50	96,881,560.65	3,316,810.18			3,817,368.97					30,074,861.24	72,858,725.07	72,716,793.50

Total Capitalization	736,551,675.43	(770,908,374.77)	209,832,853.74	43,552,482.23	709,396,243.05	75,476,847.65	14,232,015.76	9,742,496.02	81,994,425.58	110.90	2,372,945.19	—	11,164,885.91	58,823,220.05	144,404,884.64	146,466,639.47

Noncurrent liabilities
Minority Interest in Consolidated Subsidiaries	8,906,617.03	—	8,693,231.87	—	—	—	100.00	—	—	—	213,285.16	—	—	—	—	—
Other NonCurrent Liabilities	11,760,044.75	—	9,737,522.00	1,077,615.84	17,507.91	—	—	—	—	—	—	—	927,399.00	—	—	—

Total Noncurrent Liabilities	20,666,661.78	—	18,430,753.87	1,077,615.84	17,507.91	—	100.00	—	—	—	213,285.16	—	927,399.00	—	—	—

Current Liabilities
Long-Term Debt Due Within One Year	12,631,000.00	—	12,310,000.00	—	—	321,000.00	—	—	—	—	—	—	—	—	—	—
Notes Payable	100,000.00	—	—	—	—	—	100,000.00	—	—	—	—	—	—	—	—	—
Accounts Payable	13,560,586.69	(268,924.02)	540,707.10	282,366.77	5,920,681.87	—	900.00	—	—	—	6,810,939.67	—	—	273,915.30	—	—
Accounts Payable to Associated Companies	1,327,645.13	—	—	—	1,327,645.13	—	—	—	—	—	—	—	—	—	—	—
Accrued Income Taxes	918,155.63	1,481,729.80	(536,267.90)	(785,061.30)	(2,410,823.83)	—	—	554,564.69	—	—	885,893.23	—	—	(922,047.00)	1,258,432.94	1,391,735.00
Other Current Liabilities	10,020,920.61	—	1,444,633.10	1,997,731.53	3,225,825.48	—	38,000.00	(9.69)	(110.90)	2,959,842.00	—		4.09	355,005.00	—

Total Current Liabilities	38,558,308.06	1,212,805.78	13,759,072.30	1,495,037.00	8,063,328.65	321,000.00	138,900.00	554,564.69	(9.69)	(110.90)	10,656,674.90	—	4.09	(293,126.70)	1,258,432.94	1,391,735.00

Deferred Credits and Regulatory Liabilities
Accumulated Deferred Federal Income Tax	114,141,886.93	(11,093,769.36)	(6,281,973.52)	(628,187.89)	6,865,985.15	59,580,764.93	122,935.64	—	57,210,390.88	—	798,028.09	—	5,285,316.00	723,860.03	(22,866.75)	1,581,403.73

Total Deferred Credits and Regullatory Liabilities	114,141,886.93	(11,093,769.36)	(6,281,973.52)	(628,187.89)	6,865,985.15	59,580,764.93	122,935.64	—	57,210,390.88	—	798,028.09	—	5,285,316.00	723,860.03	(22,866.75)	1,581,403.73

TOTAL LIABILITIES	909,918,532.19	(780,789,338.35)	235,740,706.39	45,496,947.18	724,343,064.76	135,378,612.58	14,493,951.40	10,297,060.71	139,204,806.77	0.00	14,040,933.34	—	17,377,605.00	59,253,953.38	145,640,450.83	149,439,778.20

Consolidated Edison Development, Inc.
Consolidating Income Statement
Per Consolidated Edison, Inc.
SEC filing Form U-3A-2
For The Period Ended December 31, 2002

	CEI Consolidated Edison Development, Inc Consolidated	Elimination	CED Holding	Con Edison Energy of Mass. Consolidated	Consolidated Edison Development Inc.	Consolidated Edison Leasing Consolidated	Consolidated Edison Guatemala, Ltd. Consolidated	Consolidated Edison Devep. Ada, Inc. Consolidated	Con Edison Leasing Inc Consolidated	Carson Acquisition, Inc	SCS/ Newington, LLC	GTM1 Energy, LLC	Consolidated CEDST, LLC Consolidated	CEEMI Expansion	Ocean Peaking Power	Rock Springs 1&2
Operating revenues
Non-Utility Revenues	147,388,622.16	(14,189,651.47)	60,981,179.79	9,517,999.65	14,189,651.47	5,658,319.90	(110,320.23)	955,671.00	10,838,687.87	—	40,138,917.77	—	—	5,500,408.54	4,403,818.31	9,503,939.55

Operating revenues	147,388,622.16	(14,189,651.47)	60,981,179.79	9,517,999.65	14,189,651.47	5,658,319.90	(110,320.23)	955,671.00	10,838,687.87	—	40,138,917.77	—	—	5,500,408.54	4,403,818.31	9,503,939.55

Operating expenses
Fuel Exp	57,339,742.85	—	16,785,882.51	4,432,084.46	—	—	—	—	—	—	32,439,933.95	—	—	2,514,381.93	—	1,167,460.00
Other Operations Expense	28,716,038.84	—	9,931,056.85	6,052,591.53	2,993,580.11	—	500.00	—	—	—	6,698,618.52	—	80,919.00	913,800.49	979,559.19	1,065,413.15
Depreciation & Amortization Expenses	11,833,590.17	—	9,671,388.08	1,658,368.43	122,366.66	—	—	—	—	—	—	—	(931,149.00)	1,312,616.00	—	—
Taxes, other than federal Income	3,799,847.09	—	1,193,124.72	1,010,441.11	164,772.76	—	—	—	—	—	1,227,221.00	—	—	204,287.50	—	—
Income Taxes	12,893,282.92	(912,692.26)	3,504,645.13	(2,195,440.87)	1,103,547.70	2,281,653.58	(25,660.23)	390,773.84	4,400,753.73	—	(88,123.65)	—	423,308.00	(198,186.97)	1,235,566.19	2,973,138.73

Operating Expenses	114,582,501.87	(912,692.26)	41,086,097.29	10,958,044.66	4,384,267.23	2,281,653.58	(25,160.23)	390,773.84	4,400,753.73	—	40,277,649.82	—	(426,922.00)	4,746,898.95	2,215,125.38	5,206,011.88

Operating Income	32,806,120.29	(13,276,959.21)	19,895,082.50	(1,440,045.01)	9,805,384.24	3,376,666.32	(85,160.00)	564,897.16	6,437,934.14	—	(138,732.05)	—	426,922.00	753,509.59	2,188,692.93	4,297,927.67

Other Income and Deductions
Investment income	475,785.27	(11,253,157.12)	892,802.39	11,013.29	9,662,905.48	754,581.09	48,065.94	—	624,875.74	—	—	—	137,275.46	—	(402,577.00)	—
Income Deductions	1,609,139.05	—	1,620,481.83	—	—	—	—	—	—	—	(11,342.78)	—	—	—	—	—

Other Income and Deductions	(1,133,353.78)	(11,253,157.12)	2,513,284.22	11,013.29	9,662,905.48	754,581.09	48,065.94	—	624,875.74	—	(11,342.78)	—	137,275.46	—	(402,577.00)	—

Interest Charges
Interest on Long term debt	15,063,400.30	(4,301,585.35)	15,063,400.30	1,744,664.35	1,516,914.99	—	—	—	—	—	—	—	—	1,040,006.01	—	—

Net Interest Charges	15,063,400.30	(4,301,585.35)	15,063,400.30	1,744,664.35	1,516,914.99	—	—	—	—	—	—	—	—	1,040,006.01	—	—

Income Before Cumulative Effect of Change in Accounting Principle	16,609,366.21	(20,228,530.98)	7,344,966.42	(3,173,696.07)	17,951,374.73	4,131,247.41	(37,094.06)	564,897.16	7,062,809.88	—	(150,074.83)	—	564,197.46	(286,496.42)	1,786,115.93	4,297,927.67

Cumulative Effect of Change in Accounting Principle	(20,181,694.48)	—	(16,105,883.52)	(4,075,810.96)
Net Income After Cumulative Effect of Change in Accounting Principle	(3,572,328.27)	(20,228,530.98)	(8,760,917.10)	(7,249,507.03)	17,951,374.73	4,131,247.41	(37,094.06)	564,897.16	7,062,809.88	—	(150,074.83)	—	564,197.46	(286,496.42)	1,786,115.93	4,297,927.67

Exhibit B

ORGANIZATION CHART

        REFERENCE IS MADE TO ITEMS 1 AND 4 OF THIS FORM U-3A-2 FOR A DESCRIPTION OF THE COMPANIES IN CLAIMANT'S HOLDING COMPANY SYSTEM, INCLUDING INTERESTS IN SUBSIDIARIES.

CLAIMANT

A. Con Edison	B. O&R	C. CES	D. CEDI	E. CEEI	F. CEC Holding	G. Merger Subs
A.1-DIDCO	B.1-RECO	C.1-CAO	D.1-CEDG		F.1.CEC Member
A.2-DCK	B.1.a-Enserve		D.1.a-EPCA		F.2. CECI
A.3-Honeoye	B.2.-Pike		D.1.a.(i)-GENOR (FUCO)		F.3. CECLLC
A.4-SHL	B.3.-Clove		D.2-CEL		F.3.a. CECOV
	B.4.-ORDEVCO		D.3-CELLC
D.4-CEDA
D.4.a.-CDA
D.4.a.(i)-ACLP
D.5-CED/SCS
D.5.a-NELLC (EWG)
D.6.-CED Holding
D.6.a.-CED Management
D.6.b.-CED Operating
D.6.c.-CEDL/CGLC
D.6.d.-Lakewood Cogen (EWG)
D.7.-OPP
D.8.-CEEMI (EWG)
D.9.-CEDST
D.9.a-CED42
D.10-CEDRS
D.11-CEDAF
D.11.a-THL
D.11.a(i)-TLC

B-1

QuickLinks

EXHIBIT A
EXHIBIT B
CEI Consolidating Balance Sheet December 31, 2002
CEI Consolidating Income Statement For The Year Ended December 31, 2002
Orange and Rockland Utilities Consolidating Balance Sheet December 31, 2002
Orange and Rockland Utilities Consolidating Balance Sheet December 31, 2002
Orange and Rockland Utilities Consolidating Income Statement For the Year Ended December 31, 2002
ORGANIZATION CHART
CLAIMANT